Exhibit 99.1

Medicure Reports Financial Results for Quarter Ended September 30, 2017

WINNIPEG, Nov. 21, 2017 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, today reported its results from operations for the quarter ended September 30, 2017.

Quarter Ended September 30, 2017 Highlights:

•	Recorded net revenue from the sale of AGGRASTAT of $7.0 million during the quarter ended September 30, 2017 compared to $8.2 million for the quarter ended September 30, 2016;
•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)[1] for the quarter ended September 30, 2017 was $1.8 million compared to adjusted EBITDA of $2.9 million for the quarter ended September 30, 2016; and
•	Net loss for the quarter ended September 30, 2017 was $4.3 million, compared to net income of $2.0 million for the quarter ended September 30, 2016. The net loss for the quarter was due to Apicore's net loss for the quarter of $5.5 million. Medicure had net income for the quarter ended September 30, 2017 of $1.2 million if not including Apicore.

Financial Results

Net revenues from AGGRASTAT for the quarter ended September 30, 2017 were $7.0 million compared to $8.2 million for the quarter ended September 30, 2016.

Net revenues for the nine months ended September 30, 2017 were $22.1 million compared to $22.0 million for the nine months ended September 30, 2016.

The Company continues to experience an increase in patient market share held by the product and an increase in the number of new hospital customers using AGGRASTAT leading to the highest hospital demand for AGGRASTAT in the Company's history. The increase in our customer base has not led to a corresponding increase in revenue for the quarter as increased competition from generic versions of AGGRASTAT's main competitor has led to higher hospital discounts for our customers.  Additionally, a significantly lower US dollar exchange rate during the third quarter of 2017 was also responsible for the lower Canadian dollar net revenues as compared to the corresponding quarter in the previous fiscal year.

The Company's commercial team continues to work on expanding the customer base for AGGRASTAT and the Company remains confident in its ability to grow the brand.   At the same time, diversification of revenues remains a priority for the Company.

Adjusted EBITDA for the quarter ended September 30, 2017 was $1.8 million compared to $2.9 million for the quarter ended September 30, 2016. The decrease in adjusted EBITDA for the quarter is the result of the lower revenues experienced during the quarter ended September 30, 2017, which were due primarily to lower prices for Aggrastat and a higher Canadian dollar. Adjusted EBITDA for the nine months ended September 30, 2017 was $5.2 million compared to $7.3 million for the nine months ended September 30, 2016, after adjusting for $1.3 million of share-based compensation (a non-cash expense item) and $346,000 relating to on-going costs pertaining to the one-time sNDA filing.  The decrease in adjusted EBITDA for the nine months ended September 30, 2017 was a result of higher selling, general and administration costs, after adjusting for stock-based compensation, relating to the growth of the commercial organization and higher research and development costs associated with the Company's ANDA development projects.

Net loss for the quarter ended September 30, 2017 was $4.3 million or $0.28 per share which includes a $5.5 million loss from the Apicore business, which is included as discontinued operations in the financial statements for the quarter ended September 30, 2017. This compares to net income of $2.0 million or $0.13 per share for the quarter ended September 30, 2016.

The Company experienced a net loss for the nine months ended September 30, 2017 of $8.0 million which includes a $10.2 million loss from the Apicore business compared to net income of $3.2 million for the nine months ended September 30, 2016.  The loss for the current period is primarily related to losses in the Apicore business for the period, which has been classified as discontinued operations in the 2017 results, as well as significantly higher finance expense relating to the loan obtained in November 2016 to acquire Apicore.  Subsequent to September 30, 2017, the Apicore business was divested and the loan was repaid in full.

At September 30, 2017, the Company had unrestricted cash totaling $2.1 million compared to $12.3 million as of December 31, 2016. The decrease in cash is due to the net loss, after adjusting for non-cash items, higher interest payments made during the quarter relating to the debt obtained in November 2016 and the acquisition of additional Class E common shares of Apicore during the period.  Cash from operating activities of approximately $28.6 million for the nine months ended September 30, 2017 resulted from up-front payments received by the Apicore business during the period.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Company Highlights Subsequent to September 30, 2017

On October 3, 2017, the Company announced that it has sold its interests in Apicore to an arm's length, pharmaceutical company. The Company acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017 and will receive net proceeds of approximately US$105 million.

On October 31, 2017, the Company announced that it has acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories from Carmel Biosciences, Inc. ("Carmel") for a seven-year term with extensions to the term available.  The Company intends to launch the product using its existing commercial sales force and infrastructure with a target commercial launch date in the first half of 2018.

On November 17, 2017, the Company announced that it had repaid in full its loans with the Manitoba Development Corporation ("MDC"), totaling $1.1 million and Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. ("Crown"), totaling $60.0 million.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items".  The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarters ended September 30, 2017 and 2016 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Reminder for the Conference Call Tomorrow

Conference Call Info:

Topic:  Medicure's Q3 Results

Call date:  Wednesday, November 22, 2017

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free:  1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode:  6477570#

Webcast:  This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Clinical Experience
In clinical studies with the HDB regimen, Aggrastat was administered in combination with aspirin, clopidogrel and heparin or bivalirudin to over 8,000 patients for typically ≤24 hours.

Contraindications
Known hypersensitivity to any component of Aggrastat History of thrombocytopenia with prior exposure to Aggrastat Active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
Aggrastat can cause serious bleeding. If bleeding cannot be controlled discontinue Aggrastat. Thrombocytopenia: Discontinue Aggrastat and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the target launch date for Prexxartan® and other new products, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International, Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)
	September 30, 2017	December 31, 2016

Assets
Current assets:
Cash and cash equivalents	$2,095,597	$12,266,177
Cash held in escrow	-	12,809,072
Accounts receivable	7,951,266	17,200,778
Inventories	2,675,705	12,176,644
Prepaid expenses	1,221,594	759,077
Assets held for sale	164,277,016	-
Total current assets	178,221,178	55,211,748
Non-current assets:
Property, plant and equipment	227,634	10,300,639
Goodwill	-	47,485,572
Intangible assets	-	100,864,817
Other assets	-	161,891
Deferred tax assets	650,105	701,000
Total non-current assets	877,739	159,513,919
Total assets	$179,098,917	$214,725,667

Liabilities and Equity
Current liabilities:
Short-term borrowings	$-	$1,383,864
Accounts payable and accrued liabilities	3,797,123	17,242,366
Current income taxes payable	461,352	504,586
Deferred revenue	-	1,161,608
Current portion of finance lease obligations	-	89,241
Current portion of long-term debt	1,382,809	2,883,752
Current portion of royalty obligation	1,561,740	2,019,243
Current portion of due to vendor	3,179,307	-
Derivative option on Apicore Class C shares	-	32,901,006
Liability to repurchase Apicore Class E shares	-	2,700,101
Liabilities held for sale	52,487,309	-
Total current liabilities	62,869,640	60,885,767
Non-current liabilities
Long-term debt	55,811,303	68,180,424
Finance lease obligations	-	242,449
Royalty obligation	3,249,854	3,666,479
Due to vendor	-	2,759,507
Fair value of Apicore Series A-1 preferred shares	-	1,755,530
Other long-term liabilities	-	133,999
Deferred tax liabilities	33,685,087	38,142,775
Total non-current liabilities	92,746,244	114,881,163
Total liabilities	155,615,884	175,766,930

Condensed Consolidated Interim Statements of Financial Position (continued)
(expressed in Canadian dollars)
(unaudited)
	September 30, 2017	December 31, 2016
Equity:
Share capital	125,370,957	124,700,345
Warrants	1,948,805	2,020,152
Contributed surplus	6,520,997	6,756,201
Accumulated other comprehensive (loss) income	(7,791,009)	681,992
Deficit	(105,318,235)	(97,289,953)
Total equity attributable to shareholders of the company	20,731,515	36,868,737
Non-controlling interest	2,751,518	2,090,000
Total equity	23,483,033	38,958,737
Commitments and contingencies
Subsequent events
Total liabilities and equity	$ 179,098,917	$ 214,725,667

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in Canadian dollars)
(unaudited)
	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Revenue, net
AGGRASTAT®	$7,037,280	$8,203,523	$22,104,857	$21,974,689
Cost of goods sold	843,743	992,045	2,175,591	2,731,142
Gross Profit	6,193,537	7,211,478	19,929,266	19,243,547

Expenses
Selling, general and administrative	3,578,040	3,724,094	11,191,072	11,939,821
Research and development	807,062	1,018,201	3,561,630	2,926,186
	4,385,102	4,742,295	14,752,702	14,866,007
Income before the undernoted	1,808,435	2,469,183	5,176,564	4,377,540

Other expense:
Revaluation of long-term derivative	-	129,507	-	214,487
	-	129,507	-	214,487

Finance costs (income):
Finance expense, net	2,502,645	296,561	6,826,337	946,754
Foreign exchange (loss) gain, net	(180,258)	39,778	(454,727)	(11,389)
	2,322,387	336,339	6,371,610	935,365
Net (loss) income before taxes	(513,952)	2,003,337	(1,195,046)	3,227,688
Income taxes (expense) recovery
Current	(133,710)	-	(419,992)	-
Deferred	1,874,093	-	3,788,483	-
Net income before discontinued operations	$1,226,431	$2,003,337	$2,173,445	$3,227,688
Net loss from discontinued operations, net of tax	(5,534,193)	-	(10,201,727)	-
Net (loss) income	$(4,307,762)	$2,003,337	$(8,028,282)	$3,227,688
Translation adjustment	(8,211,132)	205,430	(8,473,001)	(493,129)
Comprehensive (loss) income	$(12,518,894)	$2,208,767	$(16,501,283)	$2,734,559

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)
For the nine months ended September 30	2017	2016

Cash (used in) provided by:
Operating activities:
Net (loss) income for the period	$(8,020,282)	$3,227,688
Adjustments for:
Current income tax expense	419,992	-
Deferred income tax recovery	(3,788,483)	-
Amortization of property and equipment	1,111,106	63,482
Amortization of intangible assets	6,633,940	1,214,171
Share-based compensation	132,346	1,340,001
Reversal of previous write-down of inventory	-	(69,592)
Finance expense, net	8,183,727	946,754
Unrealized foreign exchange gain	(758,815)	(8,976)
Revaluation of long-term derivative	-	214,487
Change in the following:
Accounts receivable	5,544,375	3,208,552
Inventories	1,473,826	(1,180,642)
Prepaid expenses	(8,032,325)	1,385,169
Other assets	50,895	-
Accounts payable and accrued liabilities	1,552,124	(4,049,915)
Deferred revenue	30,511,346	-
Other long-term liabilities	36,309	(100,000)
Interest paid	(4,657,877)	(149,615)
Income taxes paid	(439,143)	-
Royalties paid	(1,374,534)	(1,247,791)
Cash flows (used in) from operating activities	28,578,527	4,793,773
Investing activities:
Acquisition of Class C common shares of Apicore	(31,606,865)	-
Acquisition of Class E common shares of Apicore	(2,640,725)	-
Acquisition of property and equipment	(1,089,868)	(112,660)
Cash flows used in investing activities	(35,337,458)	(112,660)
Financing activities:
Proceeds from exercise of stock options	271,729	1,814,780
Proceeds from exercise of Apicore stock options	421,942	-
Proceeds from exercise of warrants	92,332	28,173
Repayment of long-term debt	(13,628,614)	(1,250,001)
Decrease in cash in escrow	12,809,072	-
Finance lease payments	(119,355)	-
Proceeds from short-term borrowings	(343,802)	-
Cash flows from (used in) financing activities	(496,696)	592,952
Foreign exchange loss on cash held in foreign currency	(11,364)	(20,365)
(Decrease) increase in cash	(7,266,991)	5,253,700
Cash used in discontinued operations	(220,417)	-
Cash and cash equivalents, beginning of period	12,266,177	3,568,592
Cash and cash equivalents, end of period *	$4,778,769	$8,822,292

* Cash and cash equivalents at September 30, 2017 contains $2,683,172, which is classified within assets held for sale on the statement of financial position.

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/21/c6861.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 21-NOV-17